YA 4/11



SE(10030670 [MMISSION]
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 3 0 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTFOLIO RESOURCES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE - SUITE 903
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTONIO CAMEJO (305) 372-0299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name – *if individual, state last, first, middle name*)

6401 GALLOWAY ROAD - SUITE 207	MIAMI	FLORIDA	33173
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **ANTONIO CAMEJO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PORTFOLIO RESOURCES GROUP, INC.**, as of **DECEMBER 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED LIST


SHARON L. VERNON
Notary Public - State of Florida
My Commission Expires Aug 28, 2010
Commission # DD 547137
Bonded By National Notary Assn.

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRG130168	James Brewer Carias and Carmen Elena Sosa Brewer
PRG123579	Juan Ignacio Sosa and Maria Elena Vers
PRG130133	Inversiones Sosabas
PRG131830	Capital Management Resources
PRG131202	Briceno & Asociados
PRG133027	Inversiones Sosabas Sub Acct #4
PRG133302	Welsher Enterprises S.A.
PRG134104	Global Property Group LLC
PRG135119	Juan I. Sosa
PRG135178	Cristina Elena Sosa
PRG134260	Venequip Corp. S.A.
PRG135992	Capital Developers, L.L.C.
PRG136123	Capital Management Resources
PRG900044	Jose and Olga Maraver
PRG900117	Antonio and Nora Camejo
PRP137863	Sosabas USA, LLC
PRP138525	Pinto Enterprises, Ltd.

PORTFOLIO RESOURCES GROUP, INC.

CONTENTS

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 207
Miami, Florida 33173

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Portfolio Resources Group, Inc.

We have audited the statement of financial condition of Portfolio Resources Group, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America..

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

Member: American and Florida Institutes of Certified Public Accountant's

The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
March 23, 2010

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and Cash Equivalent	$ 211,352
Money Market Funds	491,787
Deposit With Clearing Organization	75,000
Commissions Receivable	56,213
Due From Affiliate	24,163
Prepaid Expenses	62,959
Computer Equipment (Net of Accumulated Depreciation of $49,685)	2,963
Furniture and Fixtures (Net of Accumulated Depreciation of $6,906)	138,593
Office Equipment (Net of Accumulated Depreciation of $40,565)	24,362
Leasehold Improvement (Net of Accumulated Depreciation of $435)	4,786
	$ 1,092,178

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		$ 180,163
Commissions Payable		110,053
Deferred Income Taxes Payable		3,563
Capital Leases Payable		49,256
Due to Affiliate		33,740
		376,775
COMMITMENTS AND CONTINGENCIES (SEE NOTE 2)		
STOCKHOLDERS' EQUITY:		
Common Stock - 1,000,000 Shares Authorized $1 Par Value; 73,100 Shares Issued and Outstanding	$ 82,025	
Paid-In Capital	258,350	
Treasury Stock - At Cost 8,925 Shares	(26,247)	
Retained Earnings	401,275	715,403
		$ 1,092,178

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	COMMON STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
SHAREHOLDERS' EQUITY JANUARY 1, 2009	$ 82,025	$ 258,350	$ (26,247)	$ 361,710	$ 675,838
INCOME	-	-	-	39,565	39,565
SHAREHOLDERS' EQUITY DECEMBER 31, 2009	$ 82,025	$ 258,350	$ (26,247)	$ 401,275	$ 715,403

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:		
Principal Transactions		$ 420,313
Commission Income		1,360,731
Service From Income		671,225
		2,452,269
OPERATING EXPENSES		2,410,431
INCOME FROM OPERATIONS		41,838
INTEREST INCOME		9,590
INCOME BEFORE PROVISION FOR INCOME TAX		51,428
PROVISION FOR INCOME TAX:		
Current	$ 9,738	
Deferred	2,125	11,863
INCOME		$ 39,565

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Income	$ 39,565
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	13,881
Adjustments to Reconcile Income to Net Cash Provided By Operating Activities:	
Increase in Accounts Payable	101,352
Increase in Commissions Receivable From Broker	(22,751)
Decrease in Prepaid Expense	3,537
Increase in Commissions Payable	21,380
Decrease in Income Taxes Payable	(1,111)
Increase in Deferred Tax Liability	2,125
Increase in Due From Affiliate	(19,813)
Decrease in Due To Affiliate	(87,598)
Net Cash Provided by Operating Activities	50,567
CASH FLOW FROM FINANCING ACTIVITIES:	
Principal Payment on Capital Lease Obligation	(8,939)
Net Cash Used By Financing Activities	(8,939)
INCREASE IN CASH	41,628
CASH BALANCE - JANUARY 1, 2009	660,368
CASH BALANCE - DECEMBER 31, 2009	$ 701,996
CASH PAID DURING YEAR FOR:	
Interest	$ 9,141

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts, interest-bearing deposits in banks and money market funds that are immediately available without material amount of penalty to be cash.

SCHEDULE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:

A capital lease obligation of $50,065 was incurred when the Company entered into a lease for new equipment. Furniture of $120,000 was acquired with a reduction in note receivable from affiliate.

See Accompanying Notes

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES:

The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Florida Division of Securities as a broker/dealer. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commissions which require that the "Aggregate Indebtedness" as defined, shall not exceed fifteen times "Net Capital", as defined. At December 31, 2009 the Company's Net Capital was $412,419 and the "Required Net Capital", as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 91.36%. Revenue is recognized on trade date.

INCOME TAXES:

Income taxes are provided for the tax effects of the transactions reported in the financial statements.

MONEY MARKET FUNDS:

These consists of a money market account held by the Company's carrying broker. This account is shown at its market value.

FIXED ASSETS:

The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line Depreciation expense, for financial statement purposes, as of December 31, 2009 was $13,881.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with National Financial Services, LLC, a wholly owned and fully guaranteed subsidiary of Fidelity Investments company. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

NOTE 2 COMMITMENTS AND CONTINGENCIES (CONTINUED):

The Company had an arrangement with Investment Resources International, Inc., an affiliated company, to provide administrative support through April 30. The agreement called for the company to pay 90% of all revenues less commission expense, clearing fees and communication costs to Investment Resources for these services, plus $2,500 a month for operating expenses. As of May 1, 2009 the Company has an agreement with Investment Resources International, Inc. to pay 7% of the cost of staff expenses as human resources services.

NOTE 3 RELATED PARTY TRANSACTIONS:

DUE FROM AFFILIATE:

Amount Due from operating expenses paid by Portfolio Resources, Inc. as of December 31, 2009.

EXPENSES:

Included in operating expenses is $151,086 for administrative support and clerical assistance, and $10,000 for office expenses paid to an affiliated company, Investment Resources International, Inc. The companies are related by common ownership. Due To Affiliates of $33,740 are accrued human resource services to Investment Resources International, Inc.

NOTE 4 CONCENTRATION OF RISK:

A significant portion of the Company's customers are located in Venezuela and Israel.

NOTE 5 INCOME TAXES:

Income tax expense has been computed at the statutory rates applicable during the year. Deferred Income Taxes are provided for certain expenses which are recognized in different periods for tax and financial reporting purposes. The temporary differences that give rise to the deferred tax liability is depreciation.

The components of taxes on income as of December 31, 2009 are as follows:

Current Tax Expense:	
Federal	$ 6,389
State	3,349
	$ 9,738
Deferred Tax Expense:	
Federal	$ 1,555
State	570
	$ 2,125
Provision for Income Tax	$ 11,863

NOTE 6 CAPITAL LEASES:

The Company has entered into four capital leases for office equipment and furniture. The leases began in January 2008, April 2009, and December 2009 and require the following:

January 2008 thirty six equal monthly payment of $135
April 2009 sixty equal monthly payments of $339
December 2009 sixty equal monthly payments of $823
December 2009 thirty six equal monthly payments of $721

Future minimum lease payments required under the leases for the year ended December 31, are as follows:

2010	$ 24,207
2011	18,409
2012	7,931
Total approximate minimum lease payments	50,547
Less approximate amount representing interest	1,920
Present value of minimum lease payments	48,627
Less current portion	22,946
Long-term portion	$ 25,681

The following is an analysis of leased assets included in property and equipment at December 31, 2009:

	Cost	Accumulated Depreciation	Net
Office Furniture	$ 145,498	$ 6,905	$ 138,593
Office Equipment	$ 12,177	$ 1,281	$ 10,896
Office Equipment	$ 24,567	$ 205	$ 24,362
Computer Equipment	$ 4,091	$ 1,637	$ 2,455

NOTE 7 OPERATING LEASE:

The Company entered into a six year operating lease on February 2006 for office space expiring in 2012. The Company occupied the space as of August 18, 2006. The monthly payment is $8,418.21 which represents base rent and sales tax. The future minimum rental payments due under the lease for the year ended December 31, are as follows:

2010	101,018.52
2011	101,018.52
2012	101,018.52

For 2009 rent expense amounted to $98,772.

NOTE 7 OPERATING LEASE (CONTINUED):

As part of this operating lease landlord requires a $25,000 letter of credit which is fulfilled by the Company with a Certificate of Deposit at Intercredit Bank having a current balance of $31,812 and included in Statement of Financial Condition Cash and Cash Equivalent.

NOTE 8 CASH AND CASH EQUIVALENT:

Included in cash is $174,040 which is restricted deposits of broker's guarantee account. The Company withholds and deposits into this account 5% of gross commissions up to the amount of $25,000 to cover for errors and omissions resulting from actions of introducing broker and not of the Company or its employees.

SUPPLEMENTARY INFORMATION

PORTFOLIO RESOURCES GROUP, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1
DECEMBER 31, 2009

CREDITS:		
Shareholders' Equity		$ 715,403
DEBITS:		
Prepaid Expenses		62,959
Property, Plant & Equipment		170,704
Due From Affiliate		24,163
Intercredit C.D.		31,812
		289,638
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		425,765
Haircuts on Securities Position:		
Money Market Fund	$ 9,813	
Brokers Guarantee	3,481	
Foreign Trading	52	13,346
NET CAPITAL		412,419
MINIMUM NET CAPITAL REQUIREMENT: 6 2/3% of Aggregate Indebtedness of $376,774 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 312,419
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		91.36%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts Payable & Accrued Expenses		180,163
Commissions Payable		110,052
Deferred Income Tax Payable		3,563
Capital Leases Payable		49,256
Due To Affiliate		33,740
		$ 376,774

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (B) - All customers transactions are cleared through another broker/dealer, NFS, LLC - Fidelity Investment Company, on a fully-disclosed basis.

See Accompanying Accountants' Report

PORTFOLIO RESOURCES GROUP, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2009

NET CAPITAL PER COMPUTATION	$ 412,419
Adjustments:	
Income Taxes	(16,360)
Leases Payable	47,449
Deferred Income Taxes	2,125
Haircut on Brokers Guarantee	183
Due To Affiliate	33,740
Accrued Expenses	(396)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 479,160

SUBORDINATED DEBT

The Company did not have subordinated debt as of December 31, 2009 or at any time during the year then ended.

See Accompanying Accountants' Report

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 207
Miami, Florida 33173

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Portfolio Resources Group, Inc.

In planning and performing our audit of the financial statements of Portfolio Resources Group, Inc., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

To the Board of Directors
Portfolio Resources Group, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, records, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

To the Board of Directors
Portfolio Resources Group, Inc.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
March 23, 2010

PORTFOLIO RESOURCES GROUP, INC.

REPORT

DECEMBER 31, 2009